UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

(Commission File No. 001-38215)

NUCANA PLC

(Translation of registrant’s name into English)

3 Lochside Way

Edinburgh EH12 9DT

United Kingdom

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):  ☐

Other Events

On March 18, 2025, NuCana plc (the “Company”) distributed a notice of its general meeting to be held on April 7, 2025 (the “GM”) and a form of proxy to its ordinary shareholders. The notice of the GM, including the explanatory notes providing an explanation to the resolutions being put to shareholders, is attached as Exhibit 99.1 hereto.

The purpose of the GM is for the Company’s ordinary shareholders to consider and vote upon, and if thought fit, pass and approve the following resolutions:

1.

As an ordinary resolution, that, in accordance with section 618 of the Companies Act 2006 (the “Act”) and subject to the passing of Resolution 3 below, each of the 151,923,897 ordinary shares of £0.04 each in the issued share capital of the Company be and is sub-divided into and redesignated as (i) 1 ordinary share of £0.0004, having the same rights and being subject to the same restrictions (except as to nominal value) as the existing ordinary shares in the capital of the Company, as set out in the Company’s articles of association from time to time and (ii) 99 deferred shares of £0.0004 each, having the rights and being subject to the restrictions set out in the Company’s articles of association (to be adopted pursuant to Resolution 3 below and thereafter as amended and adopted from time to time), such that, following the passing of this resolution, the Company’s issued share capital shall be comprised of 151,923,897 ordinary shares and 15,040,465,803 deferred shares, in each case, of £0.0004 each.

2.

As an ordinary resolution, that, subject to the passing of Resolution 1, the Board of Directors of the Company (the “Directors”) be generally and unconditionally authorized pursuant to Section 551 of the Act to exercise all the powers of the Company to allot shares in the Company or grant rights to subscribe for or to convert any security into shares in the Company up to an aggregate nominal amount of £20,000,000. This authority shall, unless previously renewed, revoked or varied by the Company in general meeting, expire on June 30, 2026 or, if earlier, the conclusion of the annual general meeting of the Company to be held in 2026, save that the Company may, at any time before such expiry, make any offer or agreement which would or might require rights to subscribe for or to convert securities into shares to be granted or equity securities to be allotted after the authority expires, and the Directors may allot shares or grant such rights in pursuance of such offer or agreement as if the authority had not expired. This resolution revokes and replaces all unexercised authorities previously granted to the Directors to allot shares or grant rights to subscribe for or convert securities into shares but without prejudice to any allotment of shares or grant of rights already made, offered or agreed to be made pursuant to such authorities.

3.

As a special resolution, that, subject to the passing of Resolution 1, the new articles of association of the Company in the form annexed to these resolutions be adopted as the articles of association of the Company in substitution for, and to the entire exclusion of, the existing articles of association of the Company.

4.

As a special resolution, that, subject to the passing of Resolution 2, the Directors be empowered pursuant to Section 570 of the Act to allot equity securities (as defined in Section 560(1) of the Act) for cash under the authority given by that resolution as if Section 561(1) of the Act did not apply to any such allotment, provided that such authority shall be limited to the allotment of equity securities up to a nominal amount of £20,000,000, such authority to expire on June 30, 2026 or, if earlier, the conclusion of the annual general meeting of the Company to be held in 2026, but prior to its expiry the Company may make offers, and enter into agreements, which would, or might, require equity securities to be allotted after the authority expires and the Directors may allot equity securities under any such offer or agreement as if the authority had not expired.

On or about March 18, 2025, Citibank, N.A., in its capacity as the depositary bank (the “Depositary”) for the Company’s American Depositary Shares (“ADSs”), commenced mailing notice materials and voting cards to ADS holders to enable ADS holders of record as of March 11, 2025 to instruct the Depositary to vote the ordinary shares represented by their ADSs. If the Depositary receives timely voting instructions from an ADS holder, it will endeavor to vote the ordinary shares (in person or by proxy) represented by the holder’s ADSs in accordance with the ADS holder’s voting instructions. The ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and ADS holders may not receive voting materials in time to enable them to return voting instructions to the Depositary in a timely manner. The notice materials to be mailed by the Depositary to ADS holders will contain a link to the Company’s website where ADS holders can view and download the GM notice distributed by the Company to its ordinary shareholders (which contains explanatory notes for the resolutions being voted on at the GM).

The information in this report on Form 6-K is being furnished and the notice of the GM, including the explanatory notes providing an explanation to the resolutions being put to shareholders is being furnished in this report on Form 6-K as Exhibit 99.1 and neither shall be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, unless expressly set forth by specific reference in such a filing.

Exhibits

Exhibit	Description

99.1	Notice of Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NuCana plc

By:	/s/ Hugh S. Griffith
Name:	Hugh S. Griffith
Title:	Chief Executive Officer

Date: March 18, 2025